FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 for the month of August 2004

ALADDIN KNOWLEDGE SYSTEMS LTD.
(Translation of registrant’s name in English)

15 Beit Oved Street, Tel Aviv, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

        On August 25, 2004, Aladdin Knowledge Systems Ltd. (the “Registrant”) announced that it had been granted a new patent for USB-based authentication devices using on-board smartcard chips. A copy of the press release is attached hereto as Exhibit 1.

        This Form 6-K is being incorporated by reference in all effective registration statements filed by the Registrant under the Securities Act of 1933.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aladdin Knowledge Systems Ltd. (Registrant) BY: /S/ Erez Rosen —————————————— Erez Rosen CFO

Date: August 26, 2004

Exhibit 1

Aladdin Knowledge Systems
PRESS RELEASE

Aladdin Press Contact:	Aladdin Investor Contact:
Matthew Zintel Zintel Public Relations matthew@zintelpr.com 310.574.8888	Mark Jones Global Consulting Group mjones@hfgcg.com 646.284.9414

FOR IMMEDIATE RELEASE

Aladdin Granted U.S. Patent for USB-based Authentication Devices
Using On-Board Smartcard Chips

Significant new patent positions Aladdin eToken™ solution as the leader in portable USB authentication token market

CHICAGO, August 25, 2004, – Aladdin Knowledge Systems, Ltd. (NASDAQ: ALDN) today announced it has been granted patent 6,763,399. Granted on July 13th, 2004, the patent covers portable devices or tokens featuring an on-board smartcard chip that communicates with a host through a USB port.

Supporting Aladdin’s award-winning eToken two-factor authentication solution, the patent protects the use of a USB key or portable device using on-board smartcard chips for authentication, encryption and secure storage. This significant new patent allows Aladdin to fortify its leading position in the fast-growing worldwide USB authentication token market. The USB token market is forecasted to grow to $200 million in 2008, with a 55 percent compound annual growth rate (CAGR) from 2004 – 2008 (source: IDC Bulletin, #31432, June 2004).

“We are extremely pleased to be awarded patent 6,763,399. It presents us with a powerful new tool to further strengthen our market-leading position within the USB authentication market,” said Yanki Margalit, CEO of Aladdin Knowledge Systems.

About eToken
Aladdin eToken provides cost-effective strong user authentication and password management solutions. It provides enhanced security and ensures safe information access; improved password and ID management; and secure mobility of digital credentials/certificates and keys.

About the size of an average house key, the award-winning Aladdin eToken is easy to use and highly portable, providing users with powerful authentication by requiring something they have, the tamper-proof eToken, and something they know, a PIN.  It is used for secure network logon, secure VPN, Web Sign On, Simple Sign On, secure email, and numerous other applications.  eToken is available in smart card and USB form factors featuring proximity capabilities and one-time password technology.

The Aladdin Token Management System (TMS) enables the deployment, provisioning and maintenance of security Tokens, Smartcards and ID Badges within an organization.  In addition, TMS offers seamless, and reliable management for Enterprise security services combining both PKI and non-PKI systems. For more information, visit http://www.eAladdin.com/eToken.

About Aladdin Knowledge Systems
Aladdin (NASDAQ: ALDN) is a leader in digital security, providing solutions for software digital rights management and Internet security since 1985. Serving more than 30,000 customers worldwide, Aladdin products include:  the USB-based eToken™ device for strong user authentication and e-commerce security; the eSafe® line of integrated content security solutions that protect networks against malicious, inappropriate and nonproductive Internet-borne content; and the HASP® family of hardware- and software-based products that flexibly protect, license and distribute software and intellectual property. Visit the Aladdin Web site at http://www.eAladdin.com.

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